SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                   FINAL AMENDMENT
                                          TO
                                    SCHEDULE 13E-4
                            ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)


                          THE WASHINGTON WATER POWER COMPANY
                     (Name of Issuer and Person Filing Statement)

                              COMMON STOCK, NO PAR VALUE
                            (Title of Class of Securities)

                                     940688 10 4
                        (CUSIP Number of Class of Securities)



          J.E. ELIASSEN, Senior Vice President        J. ANTHONY TERRELL
              and Chief Financial Officer           Thelen Reid & Priest LLP
          The Washington Water Power Company          40 West 57th Street
               1411 East Mission Avenue          New York, New York 10019-4097
              Spokane, Washington  99202                 (212) 603-2000
                    (509) 489-0500

             (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person
                                  Filing Statement)

                                       Copy to:

                                   LINDA A. SIMPSON
                                Davis Polk & Wardwell
                                 450 Lexington Avenue
                              New York, New York  10017
                                    (212) 450-4000





                                   October 21, 1998
                (Date Tender Offer First Published, Sent or Given to
                                  Security Holders)

                                   Explanatory Note

               This Final Amendment amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 dated October 21, 1998 (the "Statement") filed by The Washington Water Power Company, a Washington corporation (the "Company"), relating to the Company's offer to exchange upon the terms and subject to the conditions set forth in the prospectus dated October 21, 1998 (the "Prospectus") and the related Letter of Transmittal (copies of which are attached as exhibits (a)(1) and (a)(2) to the Statement, respectively, and which together constitute the "Exchange Offer"), depositary shares (the "Depositary Shares"), each constituting a one-tenth ownership interest in one share of $12.40 Preferred Stock, Convertible Series L, no par value, of the Company (the "$12.40 Preferred Stock"), for up to 20,000,000 shares of Common Stock, no par value, of the Company (such shares of Common Stock, together with all other issued and outstanding shares of Common Stock of the Company, being herein referred to as the "Common Shares"), at a rate of one Depositary Share for each Common Share validly tendered to, and accepted by, the Company. The Exchange Offer terminated at 12:00 Midnight, New York City time, on Wednesday, November 18, 1998. Terms defined in the Statement and not separately defined herein shall have the meanings assigned to such terms in the Statement.

          ITEM 1.   SECURITY AND ISSUER.

               Item 1 is hereby amended by the addition of the following paragraphs:

               A total of 15,400,859 Common Shares were validly tendered and not withdrawn pursuant to the Exchange Offer, including Common Shares for which certificates were delivered to the Exchange Agent pursuant to the guaranteed delivery procedures set forth in the Prospectus. The Company has accepted for exchange all 15,400,859 Common Shares. The Exchange Agent will distribute Depositary Shares on December 1, 1998 in exchange for Common Shares accepted for exchange.

               After exchange of the Common Shares accepted pursuant to the Exchange Offer, the Company will have 40,559,501 Common Shares and 15,400,859 Depositary Shares (representing 1,540,086 shares of the Company's $12.40 Preferred Stock) issued and outstanding.

               On November 19, 1998 and November 24, 1998, the Company issued press releases, the forms of which are filed as Exhibits
          (a)(7) and (a)(8) hereto, respectively, and which are incorporated by reference herein.

          ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

               Item 9 is hereby amended to include the exhibits listed on the Exhibit Index on page 4.



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

                                      SIGNATURE

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          Dated:  December 1, 1998      THE WASHINGTON WATER POWER COMPANY



                                        By:  /s/ J.E. Eliassen
                                           ----------------------------------
                                              J.E. Eliassen
                                              Senior Vice President and Chief
                                                Financial Officer



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

                                    EXHIBIT INDEX


          EXHIBIT
             NO.                   EXHIBIT DESCRIPTION



          (a)(7)    Form of Press Release dated November 19, 1998.
          (a)(8)    Form of Press Release dated November 24, 1998.




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